January 3, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Christine Davis, Assistant Chief Accountant

Re:	Aruba Networks, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2011

Filed September 27, 2011

File No. 001-33347

Ladies and Gentlemen:

This is to confirm our telephone conversation with Christine Davis on December 23, 2011, in which we respectfully requested, and we were advised that the SEC Staff would grant us, an extension until January 16, 2012 to respond to the SEC’s Staff’s comments contained in its letter dated December 20, 2011.

We greatly appreciate the SEC Staff’s willingness to accommodate our extension request.

Sincerely,

ARUBA NETWORKS, INC.

/s/ Alexa King

Alexa King, Esq.

Vice President, General Counsel and Corporate

Secretary

cc:	Michael M. Galvin, Chief Financial Officer

Aruba Networks, Inc.